Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on May 10, 2024 that Mark Stejbach, a Non-Executive Director of the Company, acquired 550 shares at a price of US$17.98 per share on May 9, 2024.

Following this transaction, Mark Stejbach has an interest in 13,134 shares in the Company.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Stejbach
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 CUSIP NO. G4766E 11 6
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$17.98	550
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	May 9, 2024
f)	Place of the transaction	Nasdaq Global Select Market